BANPONCE
    CORPORATION



























QUARTERLY REPORT
- - --------------------------------------------------------------------
March 31, 1994

TO OUR STOCKHOLDERS
- - -----------------------------------------------------------------------------


The results of operations of BanPonce Corporation continue to improve. Net income for the first quarter of 1994 increased to $28.7 million, or $0.88 per share, compared with $25.5 million, or $0.78 per share for the same period of 1993. Net income for the first quarter of 1993 included $6.2 million in additional income resulting from the cumulative effect of the adoption of two accounting principles (SFAS 106 and 109). For the last quarter of 1993, net income was $28.2 million, or $0.87 per share.

         The Corporation's performance ratios remained steady, with a return on assets (ROA) and return on equity (ROE) of 1.0% and 13.78%, respectively, for the quarter ended March 31, 1994, compared with 1.03% and 13.60% for the same period of 1993. For the last quarter of 1993 these ratios were 0.98% and 13.59%.

         The results for the quarter reflect an increase of $7.6 million in net interest income, reaching $125.4 million as compared with $117.8 million for the quarter ended March 31, 1993. This rise was mainly related to a higher volume of earning assets, basically in the portfolios of mortgage and commercial loans and investment securities.

        The provision for loan losses decreased $7.8 million of 36.6%, due to a reduction in net charge-offs and an improvement in the loan quality. Net charge-offs for the quarter amounted to $9.6 million, a decrease of 41.3% as compared with the first quarter of 1993. In addition, non-performing assets ("NPA") decreased $25.3 million, totaling $117.3 million or 1.72% of loans at March 31, 1994. When adjusted to exclude commercial loans less than 90 days past due and consumer loans on non-accrual in order to conform to standard industry practice, NPA were $88.9 million or 1.31% of total loans at March 31, 1994. The allowance for loan losses amounted to $140.9 million or 2.07% of loans at the end of the first quarter of 1994.

        Other revenues increased to $33.6 million for the first quarter of 1994 compared with $28.7 million for the same quarter of 1993. This rise was partially due to an increase of $1.7 million in service charges on deposits accounts, together with an increase of $1.3 million in other revenues of the non-banking subsidiaries.

         Operating expenses for the three-month period ended March 31, 1994, amounted to $106.6 million compared with $102.9 million a year earlier.
The increase in operating expenses was mainly due to the business expansion of the Corporation on the U.S. mainland and the Caribbean, and to the development of new products and services.

         At March 31, 1994, total assets reached $12 billion, compared with $10.2 billion at March 31, 1993. Loans amounted to $6.8 billion while deposits were $8.8 billion at the end of the period. This increase includes $333.7 million in assets of Pioneer Bancorp, Inc., in addition to the acquisitions made during the latter part of 1993 in New York and the Virgin Islands, which added $231 million in assets and $354.8 million in deposits to our operations.

         Stockholders' equity increased to $858.5 million at March 31, 1994, compared with $771.6 million a year ago. Book value per share increased to $26.21 as of March 31, 1994, from $23.62 at the same date last year. The market value of the Corporation's common stock at March 31, 1994, was $31.50, compared with $29.25 at March 31, 1993, and $31.50 at the end of 1993. At March 31, 1994, the Corporation had a total market capitalization of $1.03 billion.

         The Corporation continues enjoying solid capital ratios, with a Tier 1 capital ratio of 11.72%, a total capital ratio of 13.35% and a leverage ratio of 6.90%.

         During the first quarter of 1994 the Corporation adopted SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 establishes the accounting and reporting practices for these securities, and requires that securities available for sale be carried at market value with unrealized gains and losses excluded form earnings and reported as a separate component of stockholders' equity. These securities were previously carried at the lower of cost or market value. As a result of the adoption of this statement, the Corporation's stockholders' equity at March 31, 1994, includes $3.1 million, net of taxes, in unrealized holding gains on securities available for sale.

         Please refer to the financial review section of this quarterly report for a more detailed discussion of the Corporation's financial performance and results of operations.

- - -------------------------------------------------------------------------------
         On March 31, 1994, BanPonce Financial Corp., a subsidiary of BanPonce
Corporation, completed the acquisition of Pioneer Bancorp, Inc., a full-service banking operation in Chicago, operating two branches with $333.7 million in assets and $292.7 million in deposits.  With this acquisition, the Corporation continues developing its strategy of expanding its resources in the U.S.
mainland to give a better service to the Hispanic and Non-Hispanic communities.

- - -------------------------------------------------------------------------------

         In response to the strong growth in the economy and anticipating inflationary pressures, the Federal Reserve began to raise the interest rates on federal funds during 1994. On April 18, the Federal Reserve announced the third increase of 25 basis points in the fed funds rate, since February 4, 1994. Undoubtedly, this will be a challenging year in which the financial institutions will have to adequately manage their resources to avoid significant setbacks in their interest margins.





                                            /s/ Richard L. Carrion
                                            ---------------------------
                                                Richard L. Carrion
                                                Chairman, President and
                                                Chief Executive Officer


FINANCIAL REVIEW
- - ------------------------------------------------------------------------------------------------------------------------------------


- - ------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET HIGHLIGHTS                                                AT MARCH 31,                   AVERAGE FOR THE QUARTER
(In thousands)                                                  1994        1993       CHANGE       1994         1993      CHANGE
- - ------------------------------------------------------------------------------------------------------------------------------------
                Money market investments                 $   162,841  $   126,018  $   36,823  $   235,598   $   183,528 $    52,070
                Investment and trading securities          4,182,652    3,903,823     278,829    4,116,798     3,825,498     291,300
                Loans                                      6,815,396    5,357,039   1,458,357    6,456,336     5,254,253   1,202,083
                All other assets                             869,638      823,207      46,431      809,668       753,459      56,209
                Total assets                              12,030,527   10,210,087   1,820,440   11,618,400    10,016,738   1,601,662
                Non-interest bearing liabilities           1,978,716    1,734,441     244,275    1,905,965     1,675,586     230,379
                Interest bearing liabilities               9,182,264    7,693,071   1,489,193    8,855,716     7,568,959   1,286,757
                Preferred stock of subsidiary Bank            11,000       11,000                   11,000        11,000
                Stockholders' equity                         858,547      771,575      86,972      845,719       761,193      84,526

- - ------------------------------------------------------------------------------------------------------------------------------------
OPERATING HIGHLIGHTS
(In thousands, except                                                   FIRST QUARTER
per share information)                                          1994        1993       CHANGE
- - ------------------------------------------------------------------------------------------------------------------------------------
                Net interest income                      $   125,353  $   117,761  $    7,592
                Provision for loan losses                     13,663       21,547      (7,884)
                Fees and other income                         33,554       28,679       4,875
                Operating expenses                           116,515      105,558      10,957
                Cumulative effect of accounting
                 changes                                                    6,185      (6,185)
                Net income                               $    28,729  $    25,520  $    3,209
                 Per common share before cumulative
                  effect of accounting changes                  0.88         0.59        0.29
                 Per common share                               0.88         0.78        0.10


- - ------------------------------------------------------------------------------------------------------------------------------------
SELECTED STATISTICAL                                                  FIRST QUARTER
INFORMATION                                                        1994          1993
- - ------------------------------------------------------------------------------------------------------------------------------------
PROFITABILITY
  RATIOS -      Return on assets                                   1.00%         1.03%
                Return on earning assets                           1.08          1.12
                Return on equity                                  13.78         13.60
                Net interest spread (taxable equivalent)           4.46          4.98
                Net interest yield (taxable equivalent)            5.07          5.62
                Tax rate                                          25.20         11.39
                Overhead ratio                                    58.25         62.99

- - ------------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
  RATIOS -      Equity to assets                                   7.28%         7.60%
                Tangible equity to assets                          6.22          6.37
                Equity to loans                                   13.10         14.49
                Internal capital generation                        9.71          9.98
                Tier 1 capital to risk-adjusted assets            11.72         12.93
                Total capital to risk-adjusted assets             13.35         14.90
                Leverage ratio                                     6.90          7.35

- - ------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
  DATA -        Market price
                 High                                           $ 32.50       $ 31.25
                 Low                                              30.75         26.50
                 End                                              31.50         29.25
                Book value at period end                          26.21         23.62
                Dividends declared                                 0.25          0.20
                Dividends payout ratio                            28.48%        25.59%
                Price/earnings ratio                               9.05x         9.36x

- - ------------------------------------------------------------------------------------------------------------------------------------
SELECTED DATA - Common shares outstanding                    32,756,219    32,672,126
                Full-time equivalent employees                    7,549         7,017
                Branches (banking operations)                       207           195
                Automated teller machines                           260           231
                Stockholders                                      5,327         5,364


FINANCIAL REVIEW
- - --------------------------------------------------------------------------------



This financial review contains an analysis of the performance of BanPonce Corporation (the Corporation) and its subsidiaries Banco Popular de Puerto Rico (Banco Popular), including its wholly-owned subsidiaries Popular Leasing and Rental, Inc. (Popular Leasing) and Popular Consumer Services, Inc., Vehicle Equipment Leasing Company, Inc. (VELCO), Popular International Bank, Inc. and its wholly-owned subsidiaries BanPonce Financial Corp., Spring Financial Services, Inc. (Spring) and Pioneer Bancorp, Inc. (Pioneer), second tier subsidiaries, Pioneer was acquired on March 31, 1994.

       This financial review should be read in conjunction with the consolidated financial statements, supplemental financial data and tables contained herein.

NET INCOME
Net income for the first quarter of 1994 was $28.7 million, compared with $25.5 million for the same period in 1993, a 12.6% increase. Net income for 1993 includes the effect of the adoption of two new accounting principles, which resulted in $6.2 million in additional revenues for the Corporation.

       On a per share basis, net earnings for the quarter were $0.88 per share, based on 32,756,219 average shares outstanding, as compared with $0.78 per share for the first quarter of 1993 based on 32,672,126 average shares outstanding. The Corporation's return on assets (ROA) and return on equity
(ROE) for the first quarter of 1994 were 1.0% and 13.78%, respectively, compared with 1.03% and 13.60%, for the first quarter of 1993. For the last quarter of 1993 these ratios were 0.98% and 13.59%.

NET INTEREST INCOME
Net interest income for the quarter ended March 31, 1994, reached $125.4 million, a 6.5% percent increase when compared with $117.8 million reported during the same quarter in 1993. On a taxable equivalent basis, net interest income rose to $136.9 million for the first three months of 1994 from $130.1 million for the same period in 1993. This rise is the net effect of a $19.2 million increase due to the growth and change in the composition of average earning assets and a $12.4 million decrease due to lower taxable equivalent yields. For analytical purposes, the interest earned on tax exempt assets is adjusted to a "taxable equivalent basis assuming the statutory income tax rate of 42%.
       Average earning assets increased $1,546 million, reaching $10,809 million for the first quarter of 1994 compared with $9,263 million for the same quarter in 1993. The increase is principally related to a higher volume of average mortgage loans by $858 million, principally related to several purchases of mortgages realized during 1993 and to a higher origination activity in Banco Popular and Spring. During the first quarter of 1994 the Federal Reserve raised the federal funds rate in response to a recovering economy and anticipating inflationary pressures. This increase in rates is expected to result in a slow-down in the mortgage loans' refinancing activity during 1994. The increase in average loans also reflects a 12% increase in commercial loans which rose $286 million.

       Average investment securities increased to $4,113 million from $3,822 million in 1993. The increase in investment securities is principally related to the acquisition of several CMO's by Banco Popular during 1993 and to a higher level of tax exempt securities, mainly U.S. Treasury securities.

       The average yield on earning assets on a taxable equivalent basis decreased 71 basis points to 7.79% compared with 8.50% in the first quarter of 1993 due to the significant growth in assets during 1993 when interest rates reached their lowest levels in three decades. The average yield on loans, on a taxable equivalent basis, decreased from 9.95% reported during the first quarter of 1993 to 9.21% for the first quarter of 1994. The yield on mortgage loans decreased 176 basis points, principally due to the significant volume of refinancings, originations and purchases of loans realized during the low interest rate environment that prevailed in 1993. These loans, however, provided higher returns than most other investment alternatives available with limited interest rate risk being assumed given the deposits acquired during 1993. Personal loans yield decreased 68 basis points due to the competitive factors in the Puerto Rico financial industry. In addition, the Corporation is placing more emphasis in the origination of secured personal loans, such as home equity and cash collateral loans, that carry a lower yield. The yield on investment securities also showed a reduction, decreasing 96 basis points from 6.76% to 5.80% during the first quarter of 1994. During 1993 approximately $660 million in U.S Treasury securities matured with an average yield of approximately 6.99%. These securities were substituted,

TABLE A
Net Interest Income (Taxable Equivalent Basis)
- - ---------------------------------------------------------------------------
(In millions)                                      First Quarter
- - ---------------------------------------------------------------------------
                                        1994 Average        1993 Average
                                     --------------------------------------
                                     Balance     Rate    Balance      Rate
                                     --------------------------------------
Earning assets                       $10,809     7.79%    $9,263      8.50%
                                     =======              ======
Financed by:
 Interest
 bearing funds                       $ 8,856     3.33%    $7,569      3.52%

Non-interest
 bearing funds                         1,953               1,694
                                     -------              ------
     TOTAL                           $10,809     2.72%    $9,263      2.88%
                                     =======              ======
Net interest income
 per books                           $ 125.4               117.8

Taxable equivalent
 adjustment                             11.5                12.3
                                     -------              ------
Net interest income
 on a taxable equivalent
 basis                               $ 136.9              $130.1
                                     =======              ======
Spread                                           4.46%                4.98%

Net interest yield                               5.07%                5.62%

in part with U.S. Treasury securities yielding approximately 4.78%.

        Average interest bearing liabilities for the quarter ended March 31, 1994 were $8,856 million, compared with $7,569 million during the first quarter of 1993, a 17% increase. This rise relates principally to a higher level of short-term borrowings by $767 million, particularly fed funds purchased and securities sold under agreements to repurchase in response to arbitrage activities. The increase in the average interest bearing liabilities is also due to a higher volume of commercial paper issued by the parent company to finance its subsidiaries' operations. Average interest bearing deposits increased $355.6 million, principally in savings, NOW and money market accounts. The average volume of non-interest bearing deposits rose $196.5 million when compared with the first quarter of 1993, reaching $1,757 million.

        The average cost of interest bearing liabilities decreased to 3.33%, or 19 basis points, when compared with 3.52% for the first quarter of 1993. The average cost of interest bearing deposits for the first quarter of 1994 was 3.19% compared with 3.47% for the same quarter in 1993, a decrease of 28 basis points, mostly in saving accounts which decreased 34 basis points. During 1993 the pricing structure of these accounts was modified in accordance with the prevailing low interest rates. Also the average cost of certificates of deposits decreased 28 basis points. On the other hand, the average cost of short-term borrowings increased 17 basis points as a result of the increase in short-term rates during the first quarter. The average cost of funding earning assets decreased to 2.72% from 2.88%. The Corporation's net interest yield, on a taxable equivalent basis, was 5.07% compared with 5.62% for the same quarter in 1993.

PROVISION AND ALLOWANCE FOR LOAN
LOSSES
The provision for loan losses was $13.7 million for the first quarter of 1994, a decline of $7.8 million or 36.6% from $21.5 million provided in the same period of 1993. The provision is also $1.0 million lower than the preceding quarter. This decline results from a reduction in net charge-offs and an improvement in the loan quality. Notwithstanding the reduction in the provision for loan losses, the corporation continues maintaining the allowance for loan losses at a level which is considered adequate to absorb the potential credit losses inherent in the portfolio.

        As presented in table B, net charge-offs for the first quarter of 1994 totaled $9.6 million or 0.60% of average loans, representing a decline of $6.8 million or 41.3% as compared with a year ago when the net charge-offs were $16.4 million or 1.25% of average loans. Net charge-offs for the last quarter of 1993 amounted to $11.9 million or 0.77% of average loans.

TABLE B
- - -----------------------------------------------------------------------------------------
    Quarter          Provision for                     Net                  Allowance for
     Ended           Loan Losses                   Charge-offs               Loan Losses
- - -----------------------------------------------------------------------------------------
                                                   (In millions)
March 31, 1994          $13.7                         $ 9.6                      $140.9
December 31, 1993        14.7                          11.9                       133.4
September 30, 1993       17.4                           9.6                       130.6
June 30, 1993            19.2                          13.8                       121.4
March 31, 1993           21.5                          16.4                       115.9


        Commercial loans net charge-offs reflected a reduction of $2.7 million or 35.4% as compared with the same period in 1993, decreasing from $7.7 million to $5.0 million. Consumer loans net charge-offs were $3.6 million for the first quarter of 1994 as compared with $6.1 million a year ago, a decrease of 41.1%. Construction and lease financing net charge-offs also decreased $1.4 million and $0.3 million, respectively, partially offset by an increase of $0.1 million in mortgage loans net charge-offs.

        At March 31, 1994, the allowance for loan losses was $140.9 million, representing 2.07% of loans, and included Pioneer's allowance of $3.4 million. These figures compare with $115.9 million or 2.16% at March 31, 1993 and $133.4 million and 2.10% at December 31, 1993.

        Table C presents the movement in the allowance for loan losses and shows selected loan loss statistics for the quarters ended on March 31, 1994 and 1993.

CREDIT QUALITY
The Corporation reports its non-performing assets on a more conservative basis than most other U.S. banks. The Corporation's policy is to place commercial loans on non-accrual status if payments of principal or interest are delinquent 60 days rather than the standard industry practice of 90 days. Financing leases, conventional mortgages and closed-end consumer loans are placed on non-accrual status if payments are delinquent 90 days. Closed-end consumer loans are

TABLE C
ALLOWANCE FOR LOAN LOSSES AND SELECTED LOAN LOSSES STATISTICS

                                                                                       First Quarter
(Dollars in thousands)                                                      1994                        1993
- - ----------------------------------------------------------------------------------------------------------------
Balance at beginning of period . . . . . . . . . . . . . . . . . .        $ 133,437                   $110,714
Allowances purchased . . . . . . . . . . . . . . . . . . . . . . .            3,473
Provision for loan losses  . . . . . . . . . . . . . . . . . . . .           13,663                     21,547
                                                                      ------------------------------------------
                                                                            150,573                    132,261
                                                                      ------------------------------------------

Losses charged to the allowance
   Commercial  . . . . . . . . . . . . . . . . . . . . . . . . . .            6,126                      9,226
   Construction  . . . . . . . . . . . . . . . . . . . . . . . . .              100                      1,473
   Lease financing . . . . . . . . . . . . . . . . . . . . . . . .            1,627                      1,879
   Mortgage  . . . . . . . . . . . . . . . . . . . . . . . . . . .              111
   Consumer  . . . . . . . . . . . . . . . . . . . . . . . . . . .            7,559                     10,000
                                                                      ------------------------------------------
                                                                             15,523                     22,578
                                                                      ------------------------------------------
Recoveries
   Commercial  . . . . . . . . . . . . . . . . . . . . . . . . . .            1,171                      1,559
   Construction  . . . . . . . . . . . . . . . . . . . . . . . . .              190                        194
   Lease financing . . . . . . . . . . . . . . . . . . . . . . . .              559                        493
   Mortgage  . . . . . . . . . . . . . . . . . . . . . . . . . . .
   Consumer  . . . . . . . . . . . . . . . . . . . . . . . . . . .            3,979                      3,927
                                                                      ------------------------------------------
                                                                              5,899                      6,173
                                                                      ------------------------------------------
Net loans charged-off  . . . . . . . . . . . . . . . . . . . . . .            9,624                     16,405
                                                                      ------------------------------------------
Balance at end of period . . . . . . . . . . . . . . . . . . . . .         $140,949                   $115,856
                                                                      ==========================================
Ratios:
   Allowance for losses to loans . . . . . . . . . . . . . . . . .             2.07%                      2.16%
   Allowance to non-performing assets  . . . . . . . . . . . . . .           120.18                      81.25
   Allowance to non-performing loans . . . . . . . . . . . . . . .           145.53                     102.28
   Non-performing assets to loans  . . . . . . . . . . . . . . . .             1.72                       2.66
   Non-performing assets to total assets . . . . . . . . . . . . .             0.97                       1.40
   Net charge-offs to average loans  . . . . . . . . . . . . . . .             0.60                       1.25
   Provision to net charge-offs  . . . . . . . . . . . . . . . . .             1.42x                      1.31x
   Net charge-offs earnings coverage . . . . . . . . . . . . . . .             5.44                       2.66

charged-off against the allowance when delinquent 120 days. Open-end (revolving credit) consumer loans are charged-off if payments are delinquent 180 days. Certain loans which would be treated as non-accrual loans pursuant to the foregoing policy, are treated as accruing loans if they are considered well secured and in the process of collection. Under the standard industry practice, closed-end consumer loans are charged-off if delinquent 120 days, but these consumer loans are not customarily placed on non-accrual status prior to being charged-off.

         As of March 31, 1994, non-performing assets, ("NPA") which consist of past due loans on which no interest income is being accrued, renegotiated loans, other real estate and in-substance foreclosed assets, amounted to $117.3 million or 1.72% of loans. NPA were 142.6 million or 2.66% of loans a year earlier and $111.2 million or 1.75% at December 31, 1993.

         Non-performing loans decreased $16.5 million or 14.6% when compared with the same quarter of 1993, of which $9.4 million were in non-performing commercial and construction loans due to improved collection efforts of classified loans, $7.6 million were in non-performing consumer loans and $1.2 million in lease financing. Partially offsetting this reduction was an increase of $1.7 million in non-performing mortgage loans, mainly due to the rise in the mortgage loan portfolio. The Corporation was able to reduce the other real estate owned by $9.5 million or 44.3% through successful efforts in the disposition of these properties. As compared with December 31, 1993, non-performing assets increased $6.1 million, of which $5.8 million represented non-performing assets of Pioneer, acquired on March 31, 1994. Table D presents NPA for the current and previous four quarters.

         Assuming the standard industry practice of placing commercial loans on non-accrual status when payments are past due 90 days or more and excluding the closed-end consumer loans from non-accruing loans, non-performing assets as of March 31, 1994, amounted to $88.9 million or 1.31% of total loans. At that date, the allowance for loan losses as a percent of adjusted non-performing assets was 158.5%. These two ratios compare with 1.92% and 112.7% as of March 31, 1993, and 1.27% and 165.0% at December 31, 1993.


TABLE D
- - ------------------------------------------------------------------------------------
                                                       NPA               Allowance
                                                      as a %              as a %
 Date                                  NPA           of Loans             of NPA
- - ------------------------------------------------------------------------------------
                                   (in millions)

 March 31, 1994                       $117.3           1.72%               120.2%
 December 31, 1993                     111.2           1.75                120.0
 September 30, 1993                    137.5           2.24                 95.0
 June 30, 1993                         139.7           2.42                 86.9
 March 31, 1993                        142.6           2.66                 81.3

         Accruing loans which are contractually past due 90 days or more as to principal or interest amounted to $14.3 million at March 31, 1994, compared with $16.0 million at March 31, 1993, and $15.5 million at December 31, 1993. Renegotiated loans at the end of this period amounted to $9.1 million of which $0.5 million are in non-accrual status. All renegotiated loans are classified as non-performing assets.

OTHER OPERATING INCOME
Other operating income, including securities and trading gains, increased to $33.6 million for the first quarter of 1994 compared with $28.7 million for the same quarter in 1993.

         Service charges on deposit accounts totaled $17.2 million for the first quarter of 1994, an 11% increase from the $15.5 million recorded for the same quarter in 1993. The increase relates primarily to the implementation of an automated teller machine (ATM) fee on April of 1993, an increase in commercial accounts fees and fees related to the operations acquired during 1993.

         Other service fees rose $1.5 million, from $10.4 million reported for the first three months of 1993 to $11.9 million for the same period of 1994. Most of this increase was attained at Spring through mortgage loans sales and servicing activities.

         Other operating income increased $1.7 million reaching $4.0 million for the first quarter of 1994. The increase is principally the result of an adjustment of $1.4 million recorded by Banco Popular during the first quarter of 1993 to reduced the market value of the excess mortgage servicing recorded upon the sale of mortgages in 1992 due to higher than expected mortgage prepayments. This amount compares with an adjustment of only $0.5 million during the first quarter.

of 1994.
         The Corporation realized gains on securities and trading activities during the first three months of 1994 of $0.4 million compared with $0.5 million for the same period in 1993.

OPERATING EXPENSES
Operating expenses for the first quarter of 1994 reached $106.6 million compared with $102.9 million for the same quarter in 1993.

         Personnel costs decreased $1.7 million from the $57 million reported in the first three months of 1993. This decrease is mainly related to a reduction of $4.4 million in pension and other benefits expense due to the recognition during the first quarter of 1993 of the full year expense under SFAS 106 which amounted to $5.2 million. During the first quarter of 1994, the SFAS 106 expense amounted to $1.5 million.

         On the other hand, salaries increased 7.1% to $39 million, due to the salaries of the operations acquired in New York and the Virgin Islands during the latter part of 1993, annual merit increases and Spring's expansion in the mainland. These increases are partially offset by the accrual of $1.2 million recognized during the first quarter of 1993 for a special bonus paid to the employees of Banco Popular on its 100th anniversary.

         Other operating expenses, excluding personnel costs, totaled $51.3 million, an 11.9% rise from the $45.8 million reported during the first quarter of 1993. The major increase was in equipment expenses, basically depreciation, which is related to the growth in the Corporation's business activity and the development of new products and services, especially the electronic payment system and the establishment of point of sales terminals in food stores and other locations. Through these, the Corporation is moving from a paper-based operation to an electronic one. Other increases were in other taxes, professional fees and net occupancy expenses. These increases are part of the costs of growth that the Corporation is aiming to attain in the mainland, Puerto Rico and the Caribbean.

         Income tax expense increased significantly, from $2.5 million for the first quarter of 1993 to $9.7 million for the first quarter of 1994. The increase relates principally to a higher operating income for the quarter by $16.6 million and a lower amount of exempt income from securities mainly due to the repricing of securities, as previously mentioned.

BALANCE SHEET COMMENTS
At March 31, 1994, the Corporation's total assets reached $12 billion, reflecting an increase of 17.8% as compared with $10.2 billion at March 31, 1993. Total assets at the end of 1993 were $11.5 billion. Average total assets for the first quarter of 1994 were $11.6 billion compared with $10.0 billion for the same period of 1993. Average total assets for the 1993 amounted to $10.7 billion.

         On March 31, 1994, BanPonce Financial Corp., a subsidiary of BanPonce Corporation, acquired Pioneer Bancorp, Inc., a full-service banking operation in Chicago, operating two branches, with $333.7 million in assets and $292.7 million in deposits.

         Earning assets at March 31, 1994, amounted to $11.2 billion compared with $9.4 billion at March 31, 1993 and $10.7 billion at December 31, 1993. Loans amounted to $6.8 billion at March 31, 1994 compared with $5.4 billion at the same date of prior year and $6.3 billion at the end of 1993. Most of the increase in loans was in the mortgage loan portfolio, which grew $827 million, from $949 million at March 31, 1993 to $1.8 billion at March 31, 1994. This increase results mainly from the purchase of approximately $435 million in mortgage loans in the U.S. since April 1993 and a significant mortgage loan origination and refinancing activity during 1993 in Banco Popular and Spring Spring's mortgage loan portfolio increased $206.8 million since March 31, 1993. Furthermore, mortgage loan figures include $54.8 million in loans acquired on September 30, 1993, as part of the operations acquired in the Virgin Islands from CoreStates Bank, N.A. (CoreStates). Commercial and construction loans rose $431 million, which included $46.7 million acquired from CoreStates and $115.7 million acquired in the Pioneer transaction. The growth in the consumer loan portfolio of $123 million was mainly due to $86 million in portfolios of the aforementioned acquisitions. Lease financing receivables increased $77.3 million as compared with March 31, 1993.

         During the first quarter of 1994 the Corporation adopted SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 re-quires financial institutions to divide their securities holdings among three categories: held-to-maturity, available-for-sale and trading securities. Those securities which management has the positive intent and ability to hold to maturity will be classified as held-to-maturity and will be carried at cost. Those that are bought and held principally for the purpose of selling them in the near term, will be classified as trading and will continue to be reported at fair value with unrealized gains and losses included in earnings. All other securities will be classified as available-for-sale and will be reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. As a result of the adoption of this statement, the Corporation's stockholders' equity at March 31, 1994 includes $3.1 million, net of taxes, in unrealized holding gains on securities available for sale.

         Total deposits at March 31, 1994, amounted to $8.8 billion compared with $8.0 billion at March 31, 1993, an increase of $800 million. At December 31, 1993 total deposits amounted to $8.5 billion. Deposits at the end of this quarter include $228.8 million acquired in Virgin Islands and $172.8 million acquired in New York during the latter part of 1993, in addition to $292.7 million in Pioneer's deposits.

         Borrowings increased $859.5 million as compared with prior year. This rise is mainly due to an increase of $196.7 million in federal funds purchased and securities sold under agreements to repurchase and $494 million in other short-term borrowings. Also, the issuance of an additional $255 million in medium-term notes by BanPonce Financial Corp. to finance Spring's operations and an increase of $69.2 million in commercial paper, contributed to the increase in borrowings.

         Subordinated notes decreased $12 million from the $74 million outstanding balance as of March 31, 1993, due to the prepayment in December of 1993 of a 7.95% note.

         Stockholders' equity at March 31, 1994, amounted to $858.5 million compared with $771.6 million a year ago. This increase is related to earnings' retention, the issuance of common stock through the Dividend Reinvestment Plan and the adjustment recognized on the Corporation's stockholders' equity due to the implementation of SFAS 115 during the first quarter of 1994, as previously explained.

         Book value per share increased to $26.21 as of March 31, 1994, compared with $23.62 as of the same date last year. The market value of the Corporation's common stock at March 31, 1994 was $31.50, compared with $29.25 at March 31, 1993. At the end of the quarter, the Corporation had a total market capitalization of $1.03 billion. The Corporation Tier 1, total capital and leverage ratio at March 31, 1994, were 11.72%, 13.35% and 6.90%, respectively, as compared with 12.93%, 14.90 and 7.35%, at March 31, 1993.


CONSOLIDATED STATEMENTS OF CONDITION
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                                       March 31,
(In thousands)                                                                                    1994          1993
- - ------------------------------------------------------------------------------------------------------------------------
ASSETS
  Cash and due from banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   364,961    $   339,971
                                                                                              --------------------------
  Money market investments:
    Federal funds sold and securities and
      mortgages purchased under agreements
      to resell . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         152,000         49,977
   Time deposits with other banks . . . . . . . . . . . . . . . . . . . . . . . . . . . .          10,500         75,100
   Bankers' acceptances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             341            941
                                                                                              --------------------------
                                                                                                  162,841        126,018
                                                                                              --------------------------
  Investment securities held to maturity,
    at cost (Notes 3 and 4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3,450,827      3,485,351
  Investment securities available for sale,
    at market (Notes 3 and 4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         719,178        408,204
  Trading account securities, at market . . . . . . . . . . . . . . . . . . . . . . . . .          12,647         10,268

  Loans (Note 4). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7,120,742      5,727,674
    Less -- Unearned income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         305,346        370,635
            Allowance for loan losses . . . . . . . . . . . . . . . . . . . . . . . . . .         140,949        115,856
                                                                                              --------------------------
                                                                                                6,674,447      5,241,183
                                                                                              --------------------------
  Premises and equipment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         310,319        270,488
  Other real estate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          11,899         21,380
  Customers' liabilities on acceptances . . . . . . . . . . . . . . . . . . . . . . . . .           1,378          2,571
  Accrued income receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          77,037         67,972
  Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         104,840        107,968
  Intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         140,153        128,713
                                                                                              --------------------------
                                                                                              $12,030,527    $10,210,087
                                                                                              ==========================
LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities:
    Deposits:
      Non-interest bearing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 1,799,641    $ 1,571,755
      Interest bearing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       7,021,533      6,379,853
                                                                                              --------------------------
                                                                                                8,821,174      7,951,608

    Federal funds purchased and securities sold
      under agreements to repurchase (Note 4) . . . . . . . . . . . . . . . . . . . . . .       1,026,458        829,757
    Other short-term borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         773,487        279,439
    Notes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         268,786        100,022
    Senior debentures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          30,000         30,000
    Acceptances outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,378          2,571
    Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         177,697        160,115
                                                                                              --------------------------
                                                                                               11,098,980      9,353,512
                                                                                              --------------------------
    Subordinated notes (Note 6) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          62,000         74,000
                                                                                              --------------------------
    Preferred stock of subsidiary Bank
      (Note 7). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          11,000         11,000
                                                                                              --------------------------
  Stockholders' equity (Note 8):
    Common stock. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         196,537        196,033
    Surplus . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         387,177        362,349
    Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         229,148        169,193
    Unrealized gains on securities available
      for sale (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           3,114
    Capital reserves  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          42,571         44,000
                                                                                              --------------------------
                                                                                                  858,547        771,575
                                                                                              --------------------------
                                                                                              $12,030,527    $10,210,087
                                                                                              ==========================

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF INCOME
- - ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Quarter ended
                                                                                                                   March 31,
(Dollars in thousands, except per share information)                                                        1994              1993
- - ------------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $147,373          $129,018
   Money market investments   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,140             1,477
   Investment securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         49,459            53,893
   Trading account securities   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              9                39
                                                                                                      ------------------------------
                                                                                                           198,981           184,427
                                                                                                      ------------------------------
INTEREST EXPENSE:
   Deposits   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         54,179            55,837
   Short-term borrowings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         14,018             7,338
   Long-term debt   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,431             3,491
                                                                                                      ------------------------------
                                                                                                            73,628            66,666
                                                                                                      ------------------------------
   Net interest income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        125,353           117,761
   Provision for loan losses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         13,663            21,547
                                                                                                      ------------------------------
   Net interest income after provision for loan losses  . . . . . . . . . . . . . . . . . . . . . .        111,690            96,214
   Service charges on deposit accounts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         17,175            15,476
   Other service fees   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         11,895            10,372
   Gain on sale of securities   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            272               446
   Trading account profit   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            170                60
   Other operating income   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,042             2,325
                                                                                                      ------------------------------
                                                                                                           145,244           124,893
                                                                                                      ------------------------------
OPERATING EXPENSES:
   Personnel costs:
       Salaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         39,042            36,443
       Profit sharing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,991             4,928
       Pension and other benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         11,286            15,668
                                                                                                      ------------------------------
                                                                                                            55,319            57,039
   Net occupancy expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          6,903             6,275
   Equipment expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          8,203             6,333
   Other taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,432             3,689
   Professional fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          6,850             6,158
   Communications   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,904             4,768
   Business promotion   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          3,690             3,592
   Printing and supplies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,101             1,881
   Other operating expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          9,814             9,259
   Amortization of intangibles  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,361             3,860
                                                                                                      ------------------------------
                                                                                                           106,577           102,854
                                                                                                      ------------------------------
   Income before tax, dividends on preferred stock of subsidiary
       Bank and cumulative effect of accounting changes . . . . . . . . . . . . . . . . . . . . . .         38,667            22,039
   Income tax (Note 9)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          9,745             2,511
                                                                                                      ------------------------------
   Income before dividends on preferred stock of subsidiary
       Bank and cumulative effect of accounting changes . . . . . . . . . . . . . . . . . . . . . .         28,922            19,528
   Dividends on preferred stock of subsidiary Bank  . . . . . . . . . . . . . . . . . . . . . . . .            193               193
                                                                                                      ------------------------------
   Income before cumulative effect of accounting changes  . . . . . . . . . . . . . . . . . . . . .         28,729            19,335
   Cumulative effect of accounting changes (Note 2)   . . . . . . . . . . . . . . . . . . . . . . .                            6,185
                                                                                                      ------------------------------
   NET INCOME   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 28,729          $ 25,520
                                                                                                      ==============================

   EARNINGS PER SHARE (Note 10):
   Income before cumulative effect of accounting changes  . . . . . . . . . . . . . . . . . . . . .       $   0.88             $0.59
   Cumulative effect of accounting changes (Note 2)   . . . . . . . . . . . . . . . . . . . . . . .                             0.19
                                                                                                      ------------------------------
   Net Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $   0.88          $   0.78
                                                                                                      ==============================


The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
- - ----------------------------------------------------------------------------------------------------------------------------------

                                                                                                         For the quarter ended
                                                                                                                March 31,
(In thousands)                                                                                           1994             1993
- - ----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $    28,729         $    25,520
                                                                                             -------------------------------------
   Adjustments to reconcile net income to cash provided by
       operating activities:
   Depreciation and amortization of premises and equipment  . . . . . . . . . . . . . . . .              8,309               6,464
   Provision for loan losses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             13,663              21,547
   Amortization of intangibles  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              4,361               3,860
   Gain on sale of investment securities and other  . . . . . . . . . . . . . . . . . . . .               (272)               (446)
   Gain on sale of premises and equipment   . . . . . . . . . . . . . . . . . . . . . . . .               (487)               (323)
   Gain on sale of loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                                   (300)
   Amortization of premiums and accretion of discounts
       on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              4,296               1,665
   Amortization of deferred loan fees and costs   . . . . . . . . . . . . . . . . . . . . .                 77               1,164
   Postretirement benefit obligation  . . . . . . . . . . . . . . . . . . . . . . . . . . .              1,019              43,602
   Net increase in trading securities   . . . . . . . . . . . . . . . . . . . . . . . . . .             (9,630)             (9,985)
   Net decrease in interest receivable  . . . . . . . . . . . . . . . . . . . . . . . . . .              4,339               8,036
   Net increase in other assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             (5,431)             (7,200)
   Net decrease in interest payable   . . . . . . . . . . . . . . . . . . . . . . . . . . .             (4,199)             (4,568)
   Net increase (decrease) in current and deferred taxes  . . . . . . . . . . . . . . . . .              5,677             (42,388)
   Net decrease in other liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . .            (11,731)             (8,430)
                                                                                             -------------------------------------
Total adjustments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              9,991              12,698
                                                                                             -------------------------------------
Net cash provided by operating activities . . . . . . . . . . . . . . . . . . . . . . . . .             38,720              38,218
                                                                                             -------------------------------------
CASH FLOWS FROM INVESTING ACTIVITES:
   Net decrease in money market investments   . . . . . . . . . . . . . . . . . . . . . . .            105,251             159,104
   Purchases of investment securities held to maturity  . . . . . . . . . . . . . . . . . .         (2,126,928)           (904,945)
   Maturities of investment securities held to maturity . . . . . . . . . . . . . . . . . .          2,002,656             682,450
   Sales of investment securities held to maturity  . . . . . . . . . . . . . . . . . . . .                                  1,759
   Sales of investment securities available for sale  . . . . . . . . . . . . . . . . . . .            281,524              83,225
   Purchases of investment securities available for sale  . . . . . . . . . . . . . . . . .           (168,024)            (58,696)
   Net disbursements on loans   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (218,994)            (48,910)
   Proceeds from sale of loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                                 25,780
   Acquisition of mortgage loan portfolios  . . . . . . . . . . . . . . . . . . . . . . . .            (76,700)           (101,100)
   Assets acquired, net of cash   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (17,557)
   Acquisition of premises and equipment  . . . . . . . . . . . . . . . . . . . . . . . . .            (21,771)            (19,256)
   Proceeds from sale of premises and equipment . . . . . . . . . . . . . . . . . . . . . .              8,249               2,957
                                                                                             -------------------------------------
Net cash used in investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . .           (232,294)           (177,632)
                                                                                             -------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase (decrease) in deposits  . . . . . . . . . . . . . . . . . . . . . . . . . .              5,811             (87,103)
   Net increase in federal funds purchased and securities
       sold under agreements to repurchase  . . . . . . . . . . . . . . . . . . . . . . . .             69,725             164,535
   Net increase in other short-term borrowings  . . . . . . . . . . . . . . . . . . . . . .            106,714              72,558
   Proceeds from issuance of notes payable .  . . . . . . . . . . . . . . . . . . . . . . .             14,934               9,980
   Payments of notes payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 (2)                (21)
   Dividends paid   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             (8,183)             (6,531)
   Proceeds from issuance of common stock   . . . . . . . . . . . . . . . . . . . . . . . .                699                 470
                                                                                             -------------------------------------
Net cash provided by financing activities . . . . . . . . . . . . . . . . . . . . . . . . .            189,698             153,888
                                                                                             -------------------------------------
Net (decrease) increase in cash and due from banks  . . . . . . . . . . . . . . . . . . . .             (3,876)             14,474
Cash and due from banks at beginning of period  . . . . . . . . . . . . . . . . . . . . . .            368,837             325,497
                                                                                             -------------------------------------
Cash and due from banks at end of period  . . . . . . . . . . . . . . . . . . . . . . . . .        $   364,961         $   339,971
                                                                                             =====================================

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - ------------------------------------------------------------------------------
(Dollars in thousands, except per share information)

NOTE 1--CONSOLIDATION
The consolidated financial statements of BanPonce Corporation include the balance sheet of the Corporation and its wholly-owned subsidiaries, Velco, Popular International Bank, Inc. and its wholly-owned subsidiaries BanPonce Financial Corp., Spring Financial Services, Inc., and Pioneer Bancorp, Inc. (second tier subsidiaries), and Banco Popular de Puerto Rico and its wholly-owned subsidiaries. Popular Leasing and Rental, Inc. and Popular Consumer Services, Inc., as of March 31, 1994 and 1993, and their related statements of income and cash flows for the quarter then ended. These statements are, in the opinion of management, a fair statement of the results of the periods presented. These results are unaudited, but include all necessary adjustments for a fair presentation of such results.

NOTE 2--ACCOUNTING CHANGES
During the first quarter of 1994 the Corporation adopted SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" SFAS 115 requires financial institutions to divide their securities holdings among three categories: held-to-maturity, available-for-sale and trading securities.
Those securities which management has the positive intent and ability to hold to maturity will be classified as held-to-maturity and will be carried at cost. Those that are bought and held principally for the purpose of selling them in the near term, will be classified as trading and will continue to be reported at fair value with unrealized gains and losses included in earnings. All other securities will be classified as available-for-sale and will be reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. As a result of the adoption of this statement, the Corporation's stockholders' equity at March 31, 1994 includes $3.1 million, net of taxes, in unrealized holding gains on securities available for sale.
        Effective January 1, 1993, the Corporation implemented the Statement of Financial Accounting Standards (SFAS) 106, "Employers Accounting for Postretirement Benefits other than Pensions", and SFAS 109, "Accounting for Income Taxes". Under SFAS 106 the cost of retiree health care and other postretirement benefits is accrued during employees' service periods. The Corporation elected to recognize the full transition obligation, which is the portion of future retiree benefit costs related to service already rendered by both active and retired employees up to the date of adoption, in the first quarter of 1993 rather than amortize it over future periods. The cumulative effect, net of taxes, of this accounting change amounted to $22.7 million, or $0.70 per share. The SFAS 109 established accounting and reporting standards for the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The cumulative effect of this change resulted in a credit to income of $28.9 million, or $0.89 per share. This amount is net of a valuation allowance of approximately $2.1 million related to a deferred tax asset arising from net operating loss carryforwards for which the Corporation cannot determine the likelihood that they will be realized.

NOTE 3--INVESTMENT SECURITIES
The maturities as of March 31, 1994 and market value for the following investment securities are:

Investments securities held to maturity:

                                                                      March 31,
                                                    1994                                      1993
                                        Book Value     Market Value            Book Value             Market Value
                                      ------------------------------------------------------------------------------
U.S. Treasury (average maturity
 of 11.5 months)                         $2,206,380     $2,203,787              $2,628,862            $2,677,195
Obligations of other U.S. Government
 agencies and corporations (average
 maturity of 6.9 months)                    412,145        411,469                 150,468               152,985
Obligations of Puerto Rico, States and
 political subdivisions (average
 maturity of 4 years and 3 months)          210,054        215,930                 220,440               230,195
Others (average maturity of 3 years
 and 2.7 months)                            622,248        611,208                 485,581               486,786
                                      ------------------------------------------------------------------------------
                                         $3,450,827     $3,442,394              $3,485,351            $3,547,161
                                      ==============================================================================


Investments securities available for sale:


                                                                    March 31,
                                                        1994                        1993
                                              Book Value   Market Value   Book Value   Market Value
                                              -----------------------------------------------------
U.S. Treasury (average maturity
  of 3 years and 2.3 months)                   $558,700      $562,572      $304,557      $328,408
Obligations of other U.S. Government
  agencies and corporations (average
  maturity of 3 years and 1.5 months)           116,621       116,901        95,163        96,734
Obligations of Puerto Rico, States and
  political subdivisions (average maturity
  of 2 years and 10.8 months)                    27,135        27,135
Others (average maturity of 2 years and
  7.2 months)                                    12,570        12,570         8,484         8,484
                                              -----------------------------------------------------
                                               $715,026      $719,178      $408,204      $433,626
                                              =====================================================

NOTE 4 - PLEDGED ASSETS
Securities and insured mortgage loans of the Corporation of $1,921,301 (1993 - $1,574,978) are pledged to secure public and trust deposits and securities and mortgages sold under repurchase agreements.

NOTE 5 - COMMITMENTS
In the normal course of business there are letters of credit outstanding and stand-by letters of credit which at March 31, 1994 amounted to $15,257 and $80,455, respectively. There are also outstanding other commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE 6 - SUBORDINATED NOTES
Subordinated notes consist of the following:

     8.50% Fixed Rate Notes, due in 1996                       $12,000
     8.875% Fixed Rate Notes series A, due in 1996              15,000
     8.6875% Fixed Rate Notes series B, due in 1996             15,000
     Floating Rate Notes series A with interest
       payable at 88% of LIBID rate, due in 1996                19,000
     Floating Rate Notes series B with interest
       payable at 86% of LIBID rate, due in 1996                 1,000
                                                               -------
                                                               $62,000
                                                               =======

NOTE 7 - PREFERRED STOCK OF SUBSIDIARY BANK
As of March 31, 1994, the subsidiary Bank has 200,000 shares of authorized preferred stock with a par value of $100 of which 110,000 are issued and outstanding.

NOTE 8 - STOCKHOLDERS' EQUITY
Authorized common stock is 90,000,000 shares with a par value of $6 per share of which 32,756,219 are issued and outstanding at March 31, 1994.

NOTE 9 - INCOME TAX
The income tax expense includes a tax provision of $68 and $187 in 1994 and 1993, respectively, related with the gains on sale of securities.

NOTE 10 - EARNINGS PER SHARE BASIS
Earnings per share are based on 32,756,219 average shares outstanding during 1994 and 32,672,126 during 1993.

NOTE 11 - SUPPLEMENTAL DISCLOSURE ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS During the quarter ended March 31, 1994 the Corporation paid interest and income taxes amounting to $81,843 and $152 respectively (1993 - $70,997 and $604). In addition, the loans receivable transferred to other real estate and other property as of March 31, 1994, amounted to $254 and $620, respectively (1993 - $8,537 and $1,598). The Corporation's stockholders' equity at March 31, 1994 includes $4.2 million, in unrealized holding gains on securities available for sale.

DIRECTORS AND OFFICERS
- - -------------------------------------------------------------------------------

BOARD OF DIRECTORS                            OFFICES
Richard L. Carrion, Chairman                  CENTRAL OFFICE
Alfonso F. Ballester, Vice Chairman               Banco Popular Center, Hato Rey
Manuel Luis del Valle, Vice Chairman              209 Munoz Rivera Avenue
Antonio Luis Ferre, Vice Chairman                 San Juan, Puerto Rico 00918
Juan A. Albors Hernandez*                         Telephone: (809) 765-9800
Salustiano Alvarez Mendez*
Jose A. Bechara Bravo*
Juan J. Bermudez                              NEW YORK OFFICE
Esteban D. Bird*                                  7 West 51st St.
George Blasini*                                   New York, N.Y. 10019
Sila M. Calderon                                  Telephone: (212) 315-2800
Francisco J. Carreras
Waldemar del Valle**
Luis E. Dubon, Jr.                            CHICAGO OFFICE
Roberto W. Esteves                                2525 North Kedzie Avenue
Hector R. Gonzalez**                              Chicago, Illinois 60647
Jorge A. Junquera Diez*                           Telephone: (312) 772-0010
Franklin A. Mathias
Hugh G. McComas
Manuel Morales, Jr.                           LOS ANGELES OFFICE
Alberto M. Paracchini                             354 South Spring St.
Francisco Perez, Jr.**                            Los Angeles, California 90013
Francisco M. Rexach, Jr.                          Telephone: (213) 626-1160
Jose E. Rossi*
Felix J. Serralles Nevares
Noel Totti, Jr.*                              VIRGIN ISLANDS OFFICE
Emilio Jose Venegas**                             80 Kronprindsens Gade
Julio E. Vizcarrondo, Jr.                         Kronprindsens Quarter
                                                  Charlotte Amalie, St. Thomas
Samuel T. Cespedes, Secretary                     U.S. Virgin Islands 00802
                                                  Telephone: (809) 774-2300
    * Director of Banco Popular de Puerto Rico only
   ** Director of BanPonce Corporation only

EXECUTIVE OFFICERS
Richard L. Carrion, Chairman of the Board
   President and Chief Executive Officer
Jorge A. Junquera Diez, Executive Vice President
Maria Isabel Burckhart, Executive Vice President
David H. Chafey, Jr., Executive Vice President
Larry Kesler, Executive Vice President
Humberto Martin, Executive Vice President
Emilio E. Pinero, Executive Vice President